Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.M.

Mergers

On October 5, 2001 Dreyfus International Growth Fund ("DIG"), a series of Dreyfus International Funds, Inc., was merged into Dreyfus Founders International Equity Fund ("DFIE"), a series of Dreyfus Founders Funds, Inc., with DFIE being the surviving Fund. In connection with this merger, DFIE acquired all of the assets, subject to the liabilities, of DIG in exchange for DFIE Class A shares and the assumption by DFIE of DIG's stated liabilities. The DFIE Class A shares received by DIG were distributed pro rata to the DIG shareholders in liquidation of DIG, after which DIG ceased operations. This merger was approved by the Board of Directors of Dreyfus Founders Funds, Inc. and by the Board of Directors of Dreyfus International Funds, Inc. and the shareholders of DIG.